FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2009

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F    T  Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No    T

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

JA Solar Holdings Co., Ltd.
36 Jiang Chang San Road,
 Zhabei, Shanghai, China 200436
The People’s Republic of China

This Form 6-K consists of:

A statement regarding first quarter 2009 results conference call to be held by JA Solar Holding Co., Ltd.  (the “Registrant”) on May 19, 2009, made by the Registrant in English on May 8, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By  /s/ Huaijin Yang

Name:    Huaijin Yang

Title:       Chief Executive Officer

Date: May 8, 2009

JA Solar to Host First Quarter 2009 Results Conference Call May 19

SHANGHAI, May 8, 2009 -- JA Solar Holdings Co., Ltd. (Nasdaq: JASO), a leading manufacturer of high-performance solar products, today announced that it will hold a conference call on Tuesday, May 19, 2009 at 8:00 am Eastern Time, to discuss the company's first quarter 2009 results.

The company will release its first quarter 2009 financial results before the market opens that same day. The dial-in number for the live audio call is 1.866.831.6267 (U.S.) or 1.617.213.8857 (international). The passcode is JA Solar. A live webcast of the conference call will be available on the company's website at http://www.jasolar.com.

A replay of the call will be available beginning two hours after the live call and will be accessible by dialing 1.888.286.8010 (U.S.) or 1.617.801.6888 (international). The passcode for the replay is 84524855.

About JA Solar Holdings Co., Ltd.

Based in Shanghai with manufacturing operations in Hebei and Yangzhou, China, JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar cells. The company sells its products to solar manufacturers worldwide, who assemble and integrate solar cells into modules and systems that convert sunlight into electricity for residential, commercial, and utility-scale power generation. For more information, please visit http://www.jasolar.com.

Contact:
Deborah Stapleton/Alexis Pascal
Stapleton Communications
deb@stapleton.com/alexis@stapleton.com
1.650.470.0200

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